UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: May 10th, 2019

(Date of earliest event reported)

SlideBelts, Inc.

(Exact name of registrant as specified in its charter)

Delaware	46-3346479
(State or other incorporation)	(I.R.S. Employer Identification No.)

5272 Robert J Matthews Pkwy

El Dorado Hills, CA 95762

(Full mailing address of principal executive offices)

+1 (888) 754-3311

(Issuer’s telephone number, including area code)

Class A Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

On May 10, 2019, SlideBelts, Inc. (the “Company”) adopted its Third Amended & Restated Bylaws

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SlideBelts, Inc.

By	/s/ Brig Taylor
Brig Taylor, Chief Executive Officer
SlideBelts, Inc.

Date:	May 10, 2019

Exhibit Index

Exhibit No.	Description

2.3	Third Amended and Restated Bylaws, As amended